SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2016
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated December 12, 2016
2	Asset Purchase Agreement, dated as of December 1, 2016, by and among Neovasc Inc., Neovasc Medical Inc. and Boston Scientific Corporation

Document 1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-211325), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)
13562 Maycrest Way, Suite 5138
Richmond, BC V6V 2J7

Item 2:	Date of Material Change

December 1, 2016

Item 3:	News Release

A news release announcing the material change was issued on December 2, 2016 through PRNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On December 2, 2016, Neovasc announced that Boston Scientific Corporation (“Boston Scientific”) has agreed to acquire Neovasc’s tissue processing technology and facility for approximately US$67,909,800.  As part of the agreement, Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs.  Concurrently, Boston Scientific has committed to purchase 11,817,000 common shares in the capital of Neovasc (the “Common Shares”) at a price of $0.60 per Common Share for gross proceeds of US$7,090,200.  The transaction closed today, December 12, 2016.

Item 5:	Full Description of Material Change

On December 2, 2016, Neovasc announced that Boston Scientific Corporation has agreed to acquire Neovasc’s tissue processing technology and facility for approximately US$67,909,800. Concurrently, Boston Scientific has committed to invest an additional US$7,090,200 in Neovasc for a 15% equity interest in the Company.

Under the terms of the equity investment, Boston Scientific has agreed to purchase 11,817,000 Common Shares at a price of US$0.60 per Common Share, for gross proceeds of US$7,090,200.

Under the terms of the asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing its mitral bioprosthesis valve Tiara™ through its clinical and regulatory pathways. The transaction closed today, December 12, 2016. Subject to final court approval, Neovasc intends to use the proceeds of these transactions to post a partial bond in the amount of US$70 million in connection with a stay of the CardiAQ judgment pending appeal and for general corporate purposes.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer
Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of December 12, 2016

Document 2

CONFIDENTIAL	Execution Version

ASSET PURCHASE AGREEMENT

by and among

NEOVASC INC.

(for the limited purposes set forth in the preamble hereto)

and

NEOVASC MEDICAL INC.

and

BOSTON SCIENTIFIC CORPORATION

Dated as of December 1, 2016

TABLE OF CONTENTS

Page

SECTION 1

PURCHASE AND SALE OF ASSETS; LICENSE OF
CERTAIN INTELLECTUAL PROPERTY

1.1	Sale of Assets	4
1.2	Assets Not Purchased	5
1.3	License	6
1.4	Assumed Liabilities	6
1.5	Purchase Price; Payment	7
1.6	Time and Place of Closing	7
1.7	Allocation of Purchase Price	8

SECTION 2

REPRESENTATIONS AND WARRANTIES

2.1	Seller Representations and Warranties	8
2.2	Purchaser Representations and Warranties	14

SECTION 3

COVENANTS

3.1	Conduct of Business	14
3.2	Publicity	15
3.3	Further Assurances	15
3.4	Nonsolicitation	15
3.5	Post-Closing Arrangements	16
3.6	Business Assets and Liabilities	16
3.7	Consulting and Technology Transfer	17
3.8	Notification of Certain Matters	17
3.9	Existing Supply Agreement	17
3.10	Tax Matters	17

SECTION 4

EMPLOYEE MATTERS

4.1	Transferred Employees	18
4.2	Retention Liabilities and Incentives	19

SECTION 5

CLOSING CONDITIONS

5.1	Purchaser Closing Conditions	19
5.2	Seller Closing Conditions	20

SECTION 6

TERMINATION

6.1	Termination	20
6.2	Effect of Termination	21

SECTION 7

SURVIVAL AND INDEMNIFICATION

7.1	Survival of Representations and Warranties	21
7.2	Seller Indemnification	21
7.3	Purchaser Indemnification	21
7.4	Indemnification Procedures	22
7.5	Tax Indemnity	22
7.6	Limits for Notice of Claim for Breach of Representations and Warranties	22

SECTION 8

DEFINITIONS

8.1	Definitions.	23
8.2	Additional Definitions	28
8.3	Interpretation	29

SECTION 9

GENERAL

9.1	Expenses	29
9.2	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	29
9.3	Entire Agreement	30
9.4	Seller Parent Guarantee	30
9.5	Notices	30
9.6	Assignment and Binding Effect	31
9.7	Partial Invalidity	31
9.8	No Waiver; Amendment	32
9.9	Counterparts	32
9.10	Specific Performance	32

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 1, 2016, by and among Neovasc Inc., a Federal Canadian corporation (“Seller Parent”), solely for the purposes set forth in Sections 2.1, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9 and 9.10 hereof, Neovasc Medical Inc., a British Columbia corporation and wholly-owned subsidiary of Seller Parent (“Seller”) and Boston Scientific Corporation, a Delaware corporation (Boston Scientific Corporation or an Affiliate designated by it pursuant to Section 9.6, “Purchaser”).  Seller, Purchaser and Seller Parent are each individually referred to as a “Party” and together as the “Parties”.

WHEREAS, Seller, amongst other activities, is engaged, directly or indirectly, in the business of developing and manufacturing the Tissue Products (as defined herein) (the “Manufacturing Operations”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Purchaser and Seller Parent are entering into a subscription agreement (the “Subscription Agreement”) pursuant to which, subject to the terms and conditions thereof, Purchaser (or another Affiliate) will acquire common shares of Seller Parent constituting fifteen percent (15%) of the common shares of Seller Parent outstanding after giving effect to such issuance.

WHEREAS, promptly following the execution of this Agreement, the Parties will negotiate the terms of the Ancillary Agreements (other than the Subscription Agreement).

WHEREAS, Seller desires to sell, transfer and assign (or cause to be sold, transferred and assigned) to Purchaser, and Purchaser desires to purchase from Seller or one or more of its Affiliates, the Purchased Assets.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the Parties hereto agree as follows:

SECTION 1

PURCHASE AND SALE OF ASSETS; LICENSE OF
CERTAIN INTELLECTUAL PROPERTY

1.1           Sale of Assets.  Subject to the terms and conditions of this Agreement, Seller agrees to sell, assign, transfer and deliver (or cause to be sold, assigned, transferred and delivered) to Purchaser, and Purchaser agrees to purchase at the Closing (as defined in Section 1.6), all legal and beneficial right, title and interest of Seller and its Affiliates as of the Closing in and to all of the following assets, rights and properties (other than the Excluded Assets) (such assets and properties collectively, the “Purchased Assets”), in each case, free and clear of any and all Encumbrances other than Permitted Encumbrances:

(a)           the Materials;

(b)           the Specifications, and all tangible and intangible rights thereto, including all art work, prototypes, mechanical renderings, patterns, and all other designs and works of authorship;

(c)           subject to license being granted to Seller pursuant to Section 1.3, the Purchased Intellectual Property;

(d)           any Contract or other obligation between the Seller and a supplier of the Manufacturing Operations, including quality Contracts (the “Supply Contracts”); provided that Seller and its Affiliates may, to the extent permitted by such Supply Contracts, submit separate purchase orders pursuant to such Supply Contracts  in connection with the Seller Permitted Activities;

(e)           the regulatory licenses, permits and approvals held by Seller or any of its Affiliates and applicable to the Manufacturing Operations (the “Business Licenses”) to the extent that such Business Licenses are transferable; provided that Seller may continue to operate under the transferred Business Licenses (to the extent permitted thereby) in connection with the Seller Permitted Activities (for the avoidance of doubt, Section 3.6(b) shall apply to any Business License that is not transferred to Purchaser hereunder);

(f)           all inventory (whether raw materials, work in process, finished goods, scrap or supplies) wherever located used in the manufacture of the Tissue Products that are the subject of the Existing Supply Agreement;

(g)           copies of all books and records relating to the Manufacturing Operations;

(h)           all fixtures, equipment and tangible personal property used in the development, manufacture or sale of the Tissue Products;

(i)           all personnel records relating to the Transferred Employees (to the extent permitted by applicable Law);

(j)           the Real Property; and

(k)           all other assets of Seller or its Affiliates to the extent used in or required for the Manufacturing Operations (including line extensions, improvements and ongoing pipeline efforts relating thereto).

1.2           Assets Not Purchased.  Notwithstanding anything in Section 1.1 to the contrary, Seller shall not sell (or cause to be sold), and Purchaser shall not acquire any interest hereunder in the following assets of Seller or its Affiliates (the “Excluded Assets”):

(a)           any and all Cash and Cash Equivalents;

(b)           any bank accounts;

(c)           any Contract or other obligation between the Seller or any of its Affiliates and another Person (other than the Supply Contracts transferable pursuant to Section

1.1(d)) that is exclusively related to the operations of Seller and its Affiliates other than the Manufacturing Operations;

(d)           any and all Accounts Receivable;

(e)           any rights to Tax refunds, credits or similar benefits or Tax reserves;

(f)           any interest in real property or leases (other than the Real Property);

(g)           any and all assets and rights related to any Employee Benefit Plans;

(h)           any personnel records with respect to the Transferred Employees that Seller or any of its Affiliates are required by applicable Law to maintain in their possession;  and

(i)           any assets exclusively used to develop, manufacture, market and sell the Tiara and Reducer products and for the Seller Permitted Activities;

(j)           any other assets of Seller or its Affiliates used exclusively in the operations of Seller and its Affiliates other than the Manufacturing Operations.

1.3           License.  Effective as of the Closing, Purchaser hereby grants Seller a non-exclusive, fully paid up, royalty-free, worldwide, transferable, sublicenseable, perpetual and irrevocable right and license (the “Seller’s License”) to use (and have used), reproduce and make derivative works of the Purchased Intellectual Property and Materials to develop, manufacture and commercialize the Seller’s or its Affiliates’ current Tiara and Reducer products and any future products developed by the Seller or its Affiliates and any derivatives thereof and to manufacture and supply the products to be supplied by Seller or its Affiliates to any customer of the Manufacturing Operations in existence on the date hereof or, following the termination of the arrangements described in Section 3.5 or the Shared Facilities Agreements, new customers that do not sell products that compete with the Purchaser and its Affiliates’ transcatheter aortic valve products (the “Seller Permitted Activities”).  In the event that Seller elects to have a Third Party manufacture any such products on its behalf, such Third Party manufacturer shall have agreed to protect the Confidential Information of Purchaser and its Affiliates on terms no less stringent than those set forth in Section 6.2 of the Existing Supply Agreement.  Seller will take all reasonably necessary steps to ensure that any transferee or sublicensee agrees to the same restrictions in respect of the Seller’s License and also agrees to protect the Confidential Information of Purchaser and its Affiliates on terms no less stringent than those set forth in Section 6.2 of the Existing Supply Agreement.

1.4           Assumed Liabilities.  Subject to the terms and conditions of this Agreement, effective as of the Closing, Purchaser shall assume only (a) any Liabilities arising out of the ownership or use of the Purchased Assets or the operation of the Manufacturing Operations following the Closing and (b) any Liabilities relating to the Transferred Employees with respect to any period commencing on or after the Closing.  Except as provided in the foregoing sentence, Purchaser is not assuming from Seller under this Agreement any Liabilities of any nature.

1.5           Purchase Price; Payment.  At the time of the Closing, in consideration of the sale, assignment, conveyance, transfer and delivery of the Purchased Assets to Purchaser, Purchaser will pay to Seller $67,909,800  (the “Purchase Price”).  The Purchase Price shall be paid in cash, by wire transfer of immediately available funds to the account designated by Seller to Purchaser in writing at least two Business Days prior to the Closing Date.

1.6           Time and Place of Closing.  Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Assets shall take place at a closing (the “Closing”) to be held at 10:00 am (Eastern Standard Time) at the offices of Shearman & Sterling LLP at 599 Lexington Avenue, New York, New York 10022 no later than two (2) Business Days after the last of the conditions contained in Section 5 has been satisfied or waived (other than conditions that by their nature are to be satisfied or waived on the Closing Date, subject to the satisfaction or waiver of such conditions on such date) or on such other  time and date as agreed in writing by the Parties (the day on which the Closing takes place, the “Closing Date”) .  The Closing may take place remotely, by exchange of documents and signatures by overnight mail and email, as counsel to the Purchaser and Seller may mutually agree.

(a)           At the Closing, Seller shall deliver to Purchaser:

(i)           All (i) tangible embodiments of the Purchased Assets, including lists of all suppliers, all works of authorship, including art work, films, prototypes, mechanical renderings and designs; and (ii) all legal files (prosecution history), certificates of registration and official correspondence to and from any Governmental Body regarding all issued and pending marks and copyrights included in the Purchased Assets (Seller may retain a copy of all such documents for archival purposes only).

(ii)           good and sufficient instruments of transfer transferring to Purchaser all of Seller’s (or its Affiliates) right, title and interest in and to the Purchased Assets, including a bill of sale in customary form and reasonably acceptable to the Parties (the “Bill of Sale”) and an instrument of assignment of Purchased Intellectual Property in the forms of assignment in customary form and reasonably acceptable to the Parties, each prepared by Purchaser and executed by Seller (or its applicable Affiliate).

(iii)           evidence reasonably satisfactory to Purchaser of the termination and release of all Encumbrances on all Purchased Assets (except for the Encumbrances listed on Schedule 1.6(a)(iii) (the “Permitted Encumbrances”)) and of the termination of any financing statements evidencing any such Encumbrances;

(iv)           subject to Section 5.1(d), a counterpart to the Shared Facility Agreements, duly executed by Seller or the applicable Affiliate; and

(v)           a certificate of an officer of Seller, dated as of the Closing Date, certifying the satisfaction of the conditions set forth in Section 5.1(a) and 5.1(b).

(b)           At the Closing, Purchaser shall deliver to Seller:

(i)           the Purchase Price;

(ii)           a counterpart to each of the Bill of Sale and the instrument of assignment of Seller Intellectual Property, in each case duly executed by Purchaser;

(iii)           subject to Section 5.1(d), a counterpart to the Shared Facility Agreements, duly executed by Purchaser or the applicable Affiliate; and

(iv)           a certificate of an officer of Purchaser, dated as of the Closing Date, certifying the satisfaction of the conditions set forth in Section 5.2(a) and 5.2(b).

1.7           Allocation of Purchase Price.  Seller and Purchaser agree to work together in good faith to determine a commercially reasonable allocation of the Purchase Price in writing promptly following the Closing.  Any dispute as to the allocation of Purchase Price that is not resolved within forty-five (45) days after the Closing shall be referred to and determined by arbitration before a single arbitrator mutually agreed upon by Seller and Purchaser, which shall be an internationally recognized accounting firm that is independent of the Seller and Purchaser.

SECTION 2

REPRESENTATIONS AND WARRANTIES

2.1           Seller Representations and Warranties.  As a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the Disclosure Schedule, Seller Parent and Seller, jointly and severally, represent and warrant to Purchaser as of the date hereof and the Closing Date as follows:

(a)           Authority, Organization.

(i)           (A) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of Seller and no other proceedings, approvals or authorizations on the part of Seller or its shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (B) this Agreement has been duly and validly executed and delivered by Seller and constitute, or when executed will constitute,  the legal, valid and binding agreements of Seller, enforceable against Seller in accordance with its terms, and (C) Seller is a corporation duly organized, validly existing and in good standing under the laws of British Columbia.

(ii)           (A) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of Seller Parent and no other proceedings, approvals or authorizations on the part of Seller Parent or its shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (B) this Agreement has been duly and validly executed and delivered by Seller Parent and constitute, or when executed will constitute,  the legal, valid and binding agreements of Seller Parent, enforceable against Seller Parent in accordance with its terms, and (C) Seller Parent is a corporation duly organized, validly existing and in good standing under the laws of Canada.

(b)           No Conflicts.

(i)           The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, does not and will not violate or conflict with the organizational documents of Seller, any material Contract to which Seller is a party or by which it or its properties are bound, or any Order of any court, Governmental Body or arbitrator by which Seller is bound, or any Law applicable to Seller.

(ii)           The execution, delivery and performance by Seller Parent of this Agreement, and the consummation of the transactions contemplated hereby, does not and will not violate or conflict with the organizational documents of Seller Parent, any material Contract to which Seller Parent is a party or by which it or its properties are bound, or any Order of any court, Governmental Body or arbitrator by which Seller Parent is bound, or any Law applicable to Seller Parent.

(c)           Title to Purchased Assets.  Seller or one of its Affiliates exclusively owns all of the Purchased Assets, and is conveying to Purchaser hereunder good, valid and marketable title in and to all of its property and rights, tangible and intangible, included in the Purchased Assets subject to the Permitted Encumbrances.

(d)           Sufficiency.  The Purchased Assets (i) are all of the assets used or held for use in the Manufacturing Operations as the same has been operated immediately prior to the date hereof and (ii) together with the rights and services being provided by Seller and its Affiliates pursuant to the Ancillary Agreements, constitute all of the assets necessary for Purchaser to operate the Manufacturing Operations.

(e)           No Liability.  To Seller’s knowledge, following Closing, Purchaser will not be subject to any Liabilities relating to the Purchased Assets, the Excluded Assets or the operation of the Manufacturing Operations prior to the Closing.

(f)           Contracts.  Schedule 2.1(f) sets forth a complete and correct list of all Contracts material to the Manufacturing Operations.  Seller has delivered to Purchaser a correct and complete copy of all such written Contracts as amended to date.  Each such Contract is valid, binding and enforceable against Seller or one of its Affiliates and, to the Seller’s knowledge, the other parties thereto in accordance with its terms and is in full force and effect.  Except as set forth on Schedule 2.1(f), neither Seller nor any of its Affiliates is in default or breach of any such Contract, and, to the Seller’s knowledge, each of the other parties thereto has performed in all material respects all obligations required to be performed by it and is not in default in any material respect thereunder, and no event has occurred or not occurred through the action or inaction of Seller or any of its Affiliates or, to Seller’s knowledge, the action or inaction of any Third Party, that, with notice or lapse of time, or both, would constitute such a default, and Seller has not received any written notice of such default or breach.

(g)           Intellectual Property.

(i)           There is no pending or, to its best knowledge, threatened claim, action, suit or proceeding involving a claim that the manufacture, distribution or sale of any Tissue Products, or the use of any of the Purchased Assets, infringes or violates the Intellectual Property Rights of any other Person.

(ii)           The manufacture, distribution or sale of any Tissue Products or the use of any of the Purchased Assets, does not infringe, violate or misappropriate the Intellectual Property Rights of any other Person.

(h)           Litigation.  There is no Proceeding pending or, to Seller’s knowledge, currently threatened against Seller or any of its Affiliates that (i) involves any current customers or any suppliers serving the Manufacturing Operations, or (ii) questions the right of Seller to enter into or consummate, or seeks to enjoin or obtain damages with respect to, the transactions contemplated hereby and by any of the Ancillary Agreements.  The foregoing includes Proceedings pending or, to Seller’s knowledge, threatened in connection with the Manufacturing Operations involving the use of any current employees of Seller or any of its Affiliates of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with former employers.  There is no Proceeding with respect to the Manufacturing Operations by Seller or any of its Affiliates currently pending or which Seller or any of its Affiliates intends to initiate.

(i)           Regulatory Matters.  The Purchased Assets, the Tissue Products and the Manufacturing Operations are in compliance in all material respects with all current applicable Laws, including Laws administered, issued or enforced by Health Canada, the FDA or any other Governmental Body having regulatory authority or jurisdiction over the Manufacturing Operations or the Tissue Products.  Seller, its Affiliates and each of their suppliers and manufacturers are in compliance in all material respects with all applicable Laws, including Laws administered, issued or enforced by Health Canada, the FDA or any other Governmental Body, relating to the sourcing and procurement or the import of the raw materials for the Tissue Products and the methods and materials used in, and the facilities and controls used for, the design, manufacture, processing, packaging, labeling, storage, distribution and export outside of Canada of the Tissue Products and all such raw materials and all Tissue Products have been sourced, procured, processed, manufactured, packaged, labeled, stored, handled and distributed by the Seller and its Affiliates in compliance in all material respects with all applicable Laws, including Laws administered, issued or enforced by Health Canada, the FDA or any other Governmental Body.  Further, no action has been taken by any Governmental Body or is in the process of being taken that will slow, halt or enjoin the manufacturing of the Tissue Products or the operation of the Manufacturing Operations or subject the manufacturing of the Tissue Products or the Manufacturing Operations to regulatory enforcement action.  None of Seller or any of its Affiliates has received from Health Canada, the FDA or any other Governmental Body, and there are no facts which would furnish any reasonable basis for, any notice of adverse findings, FDA warning letters, regulatory letters, stop sale/importation letters, notices of violations, warning letters, import refusals, Section 305 criminal proceeding notices under the FDCA, prosecution notices under the Canadian Food and Drugs Act or other similar communication from Health Canada, the FDA or any other Governmental Body, and there have been no seizures conducted or, to Seller’s knowledge, threatened by Health Canada, the FDA or any other Governmental Body, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration, or safety alerts conducted, requested or threatened by Health Canada, the FDA or any other Governmental Body relating to the Manufacturing

Operations or to the Tissue Products.  There are no currently existing facts that will (i) cause the withdrawal or recall, or require suspension or additional approvals or clearances, of any Tissue Products currently sold by the Seller or any of its Affiliates, (ii) require a change in the manufacturing, marketing classification, labeling or intended use of any such Tissue Products, or (iii) require the termination or suspension of marketing of any such Tissue Products.  None of the Tissue Products have been recalled or subject to a field safety notification (whether voluntarily or otherwise) or other similar safety notification or safety alert from Health Canada, the FDA or any other Governmental Body; and (ii) none of Seller or any of its Affiliates has received written notice (whether completed or pending) of any proceeding seeking recall, suspension or seizure of any Tissue Products.

(j)           Product Liability.  There are no existing or threatened, material claims against the Seller or any of its Affiliates for services or merchandise related to the Manufacturing Operations which are defective or fail to meet any service or product warranties.  None of Seller or any of its Affiliates has incurred Liability arising out of any injury to individuals as a result of the ownership, possession, or use of any Tissue Product and there has been no inquiry or investigation made in respect thereof by any Governmental Body.

(k)           Employee Benefit Matters.

(i)           Schedule 2.1(k)(i) contains a true and complete list of each material (A) pension, retirement, savings, profit-sharing, stock bonus, stock purchase, stock option, restricted stock, deferred compensation, bonus or other incentive compensation and equity compensation plan, program, policy, agreement, contract, arrangement or fund, (B) medical, dental, hospitalization, supplemental unemployment benefits, life insurance or other welfare plan, fund or program, (C) standard form or template employment, termination, severance, retention plan, and change in control or similar program, policy, agreement, contract or arrangement with respect to any Business Employee, and (D) each other employee benefit agreement, contract, arrangement or fund, in each case, with respect to which Seller or any Affiliate contributes for the benefit of, or has Liability on behalf of, any Business Employee (each, an “Employee Benefit Plan”).  There are no Business Employees located in any jurisdiction other than British Columbia, Canada.

(ii)           With respect to each Employee Benefit Plan:  (A) each such Employee Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, (ii) all contributions required to be made pursuant to Law or the terms of any Employee Benefit Plan have been made on or before their applicable due dates, and (iii) each of Seller and its Affiliates have performed all material obligations required to be performed under, and are not in any material respect in default under, or in material violation of, any such Employee Benefit Plan.  There are no pending or, to the Seller’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits, charges, complaints, grievances, investigations, audits, proceedings or arbitrations that have been asserted or instituted with respect to any Employee Benefit Plan.

(iii)           None of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will (A) result in any material payment becoming due to any Business Employee, (B) materially increase any benefits otherwise payable to any Business Employee under any Employee Benefit Plan, or (C) result in the acceleration of the time of payment or vesting of any compensation or benefits to any Business Employee.

(l)           Labor.

(i)           Seller and its Affiliates, with respect to the Business Employees, are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, workers compensation, pay or employment equity, occupational safety and health requirements, plant closings, wages and hours, withholding of Taxes, worker classification, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, labor relations, employee leave issues and unemployment insurance and related matters.

(ii)           No union has bargaining rights in respect of the Manufacturing Operations, any Business Employees or any persons providing on site services in respect of the Manufacturing Operations. Neither Seller nor any of its Affiliates are a party to or bound by, either directly or indirectly, voluntarily or by operation of law, any collective agreement.

(m)           Environmental Matters.

(i)           With respect to the Real Property and the operation of the Manufacturing Operations: (A) Seller and its Affiliates are in material compliance with all applicable Environmental Laws, (B) Seller and its Affiliates have all Environmental Permits which are required under applicable Environmental Laws for the conduct of the Manufacturing Operations, and no Proceeding is pending, or, to Seller’s knowledge, threatened, to revoke, cancel or adversely modify any such Environmental Permits, and (iii) Seller and its Affiliates are in compliance in all material respects with the terms and conditions of such Environmental Permits.

(ii)           There is no material Proceeding, demand or claim pending or, to Seller’s knowledge, threatened under any Environmental Laws with respect to the Manufacturing Operations or the Real Property. Seller and its Affiliates are not subject to any open or pending Proceeding with respect to the Manufacturing Operations or the Real Property pursuant to Environmental Law or any Environmental Permit, including the receipt of any requests for information related to such Proceedings, with respect to any matter that is reasonably likely to result in a material Liability to the Manufacturing Operations, the Purchased Assets or the Real Property. Seller and its Affiliates are not subject to any material Order pursuant to applicable Environmental Law or any Environmental Permit with respect to the Manufacturing Operations or the Real Property.

(iii)           There have been no Releases of Hazardous Materials at the Real Property included in the Purchased Assets that would be reasonably likely to subject the

Seller and its Affiliates or Purchaser to any material Liability under any Environmental Law or any Environmental Permit or require any material expenditure by any of them thereunder.

(n)           Residence.  Seller is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

(o)           Tax Matters.

(i)           The Seller has filed all Tax returns required to be filed by it in all applicable jurisdictions so as to prevent any valid lien (other than a Permitted Encumbrance) of any nature on the Purchased Assets and has paid all Taxes relating to the Manufacturing Operations when due.

(ii)           There are no Proceedings or claims now pending or, to the Seller’s knowledge, threatened against the Seller or any of its Affiliates in respect of any Taxes, and there are no matters under discussion, audit or appeal with any Governmental Body relating to Taxes, which will result in an Encumbrance on the Purchased Assets.

(iii)           Seller and its Affiliates have duly and timely withheld all Taxes and other amounts required by Law to be withheld by them (including Taxes and other amounts required to be withheld by them in respect of any amount paid or credited or deemed to be paid or credited by them to or for the account or benefit of any Person, including any employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Body such Taxes and other amounts required by Law to be remitted by them.

(iv)           Seller and its Affiliates have duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by them and have duly and timely remitted to the appropriate Governmental Body any such amounts required by Law to be remitted by them.

(v)           Seller is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and its registration number is 867200198.

(vi)           None of the Purchased Assets consist of assets representing a U.S. real property interest within the meaning of Section 897 of the U.S. Internal Revenue Code.

(p)           Capitalization.  Seller Parent owns 100% of the outstanding capital stock of Seller.

(q)           Brokers. Seller shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Seller.

2.2           Purchaser Representations and Warranties.  As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby,  Purchaser represents and warrants to Seller and Seller Parent as of the date hereof and the Closing Date as follows:

(a)           Authority, Organization. (i) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of Purchaser, no other proceedings, approvals or authorizations on the part of Purchaser or its shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (ii) this Agreement has been duly and validly executed and delivered by Purchaser and constitute, or when executed shall constitute, the legal, valid and binding agreements of Purchaser, enforceable against Purchaser in accordance with its terms, and (iii) Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.

(b)           No Conflicts.  The execution, delivery and performance by Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, does not and will not violate or conflict with the governing documents of Purchaser, any material Contract to which Purchaser is a party or by which it or its properties are bound, or any Order of any court, Governmental Body or arbitrator by which Purchaser is bound, or any Law applicable to Purchaser.

(c)           Brokers. Purchaser or an Affiliate thereof shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Purchaser.

SECTION 3

COVENANTS

3.1           Conduct of Business.  Between the date of this Agreement and the Closing Date, except (a) as set forth in Schedule 3.1 or (b) as expressly contemplated or permitted by any other provision of this Agreement, Seller shall conduct, and shall cause each of its Affiliates to conduct, the Manufacturing Operations only in, and Seller shall not, and shall cause each of its Affiliates not to, take any action in respect of the Manufacturing Operations except in, the ordinary course of business and in a manner consistent with past practice, and Seller shall use its, and shall cause each of its Affiliates to use its, reasonable best efforts to (i) preserve substantially intact the Purchased Assets, (ii) preserve substantially intact the Manufacturing Operations and its business organization relating to the Manufacturing Operations, (iii) keep available the services of its current officers, employees and consultants, (iv) maintain and preserve intact its current relationships with suppliers, distributors, creditors and other Persons with which the Manufacturing Operations has significant business relations that are included in the Purchased Assets and (v) comply in all material respects with applicable Law.

3.2           Publicity.  No Party will make any press release or public announcements or other disclosure about the existence of this Agreement or the Ancillary Agreements, the terms of this Agreement or the Ancillary Agreements, or the other Parties without the prior written approval of such Party except disclosure that is required by applicable law; provided that the execution and delivery of this Agreement may be disclosed by Seller Parent or Purchaser pursuant to a joint or separate press releases, in each case in a form that is subject to the approval of the other Party, acting reasonably; and provided that where the other disclosure is required by applicable law, the disclosing Party shall provide the other Party with a reasonable prior opportunity to review and comment on such disclosure.

3.3           Further Assurances.  From and after the Closing, upon the reasonable request of Purchaser, without further consideration Seller shall, at the expense of Purchaser, (a) execute, acknowledge and deliver all such further deeds, bills of sale, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be required or appropriate to convey and transfer to and vest in Purchaser and protect its right, title and interest in the Purchased Assets to be transferred hereunder and to carry out the transactions contemplated by this Agreement and (b) coordinate and cooperate with Purchaser in exchanging information and assist in connection with making all filings or notifications necessary to transfer the Business Licenses (and any applications therefor) to Purchaser, or in connection with any applications for new permits, licenses or approvals relating to the Manufacturing Operations.

3.4           Nonsolicitation.  From the Closing Date to the date that is twenty-four (24) months following the Closing (such period, the “Restricted Period”), the Parties agree that:

(a)           Seller will not, without the written consent of Purchaser, whether on its own behalf or on behalf of its Affiliates or in conjunction with any Person, directly or indirectly employ or solicit, encourage or attempt to solicit or encourage any individual who is at the time of such solicitation, encouragement, or attempted solicitation or encouragement an employee of Purchaser or any of its Affiliates and who was immediately prior to the Closing an employee of Seller or its Affiliates, to leave the employment of Purchaser or its Affiliates; provided, however, that the restrictions of this Section 3.4(a) shall not apply (i) to any general advertisement or any search firm engagement which, in any such case, is not directed or focused on any such individual and any resultant hiring, (ii) to the hiring of any such individual who directly or indirectly contacts Seller or its Affiliates of her or his own accord or (iii) to the solicitation or hiring of any such individual whose employment by or term in office with Purchaser or its Affiliates terminated at least six (6) months prior to the date of the applicable solicitation.

(b)           Purchaser will not, without the written consent of Seller, whether on its own behalf or on behalf of its Affiliates or in conjunction with any Person, directly or indirectly employ or solicit, encourage or attempt to solicit or encourage any individual who is at the time of such solicitation, encouragement, or attempted solicitation or encouragement an employee of Seller or any of its Affiliates and who was immediately prior to the Closing an employee of Seller or any of its Affiliates, to leave the employment of Seller or its Affiliates; provided, however, that the restrictions of this Section 3.4(b) shall not apply (i) to any general advertisement or any search firm engagement which, in any such case, is not directed or focused on any such individual and any resultant hiring, (ii) to the hiring of any such individual who directly or indirectly contacts Purchaser or its Affiliates of her or his own accord, (iii) to the solicitation or hiring of any such individual whose employment by or term in office with Seller or its Affiliates terminated at least six (6) months prior to the date of the applicable solicitation or (iv) from and after a change of control of Seller Parent.

3.5           Post-Closing Arrangements.  Following the Closing, (a) Seller and its Affiliates shall have commercially reasonable access to the Purchased Assets, including the Real Property, for purposes of manufacturing tissue products used by Seller and its Affiliates in the Seller Permitted Activities, (b) without limiting Section 3.8, Purchaser and its Affiliates shall have commercially reasonable access to Seller’s and its Affiliates’ assets and employees, including Seller’s computer programs, software, data, databases, compilations and technology supporting the foregoing, for purposes of operating the Purchased Assets and conducting the Manufacturing Operations following the Closing and (c) Seller shall provide Purchaser or its Affiliates, and Purchaser shall provide (or cause to be provided) to Seller or its Affiliates such transition services as are reasonably necessary to facilitate the foregoing.  The access and services described in the preceding sentence will be provided on terms and conditions customary for similar agreements and such other commercially reasonable terms as may be agreed by the Parties; provided that (i) the term of such arrangements shall not exceed two years from the Closing Date, and (ii) if there is a change of control transaction involving Seller during the term of such agreements, Purchaser (or its applicable Affiliate) shall have the option, exercisable in its sole discretion, to terminate the access and services in this Section 3.5 being provided to Seller and its Affiliates.  The Parties will work together in good faith after the Closing to effect an orderly and efficient transition of the access and services described in this Section 3.5, including in connection with the transfer of any data necessary to effect such transition, with the goal of the Parties being independent of each other as promptly as practicable following the Closing.  The Parties may reflect the foregoing in one or more agreements (the “Shared Facility Agreements”) to be negotiated in good faith between them during the ten (10) Business Days period following the date hereof.

3.6           Business Assets and Liabilities.

(a)           In the event that record or beneficial ownership or possession of any property, right, agreement or asset of Seller or its Affiliates pertaining to the Excluded Assets or any Liabilities of Seller or its Affiliates is owned by Purchaser on or after the Closing Date (including its Affiliates and successors), Purchaser shall use its reasonable best efforts to transfer, or cause to be transferred, to Seller or an Affiliate of Seller such property, right, agreement, asset or Liability.  Except as otherwise expressly set forth herein, any such transfer shall occur for no or nominal value or consideration.  Pending such transfer, Purchaser shall (or shall cause any other applicable Person) to hold such asset or Liability and provide to Seller and its Affiliates all of the benefits and Liabilities associated with the ownership and operation of such asset or Liability and, accordingly, Purchaser shall cause such asset or Liability to be operated or retained as may reasonably be instructed by, and for the benefit of, Seller.

(b)           In the event that recorded or beneficial ownership or possession of any property, right, agreement, asset or Liability described in Section 1.4 pertaining to the Purchased Assets is after the Closing Date owned by Seller or any of its Affiliates, Seller shall use its reasonable best efforts to transfer, or cause to be transferred, to Purchaser or an Affiliate of Purchaser such property, right, agreement, asset or Liability for no or nominal value or consideration.  Pending such transfer, Seller shall hold, or cause the applicable Affiliate to hold, such asset or Liability and provide to Purchaser and its Affiliates all of the benefits and Liabilities associated with the ownership and operation of such asset or Liability and, accordingly, Seller shall cause such asset or Liability to be operated or retained as may reasonably be instructed by, and for the benefit of, Purchaser and its Affiliates.

3.7           Consulting and Technology Transfer.  For up to six months following the Closing, Seller will also provide Purchaser (a) at a facility located in Richmond, BC, the services of employees of Seller and its Affiliates reasonably requested by Purchaser to assist Purchaser in assembling manufacturing equipment and implementing manufacturing processes for the Tissue Products and to assist Purchaser in training Purchaser’s employees in such manufacturing processes and (b) related consultation services by telephone and email.  All such manufacturing transition services during this six month period shall be provided by Seller without charge.  For six months thereafter, Seller shall provide Purchaser with manufacturing transition services at the company’s current consulting rates for such services and thereafter (to the extent reasonably requested by Purchaser) make reasonable efforts to provide Purchaser additional transition services at such rates.

3.8           Notification of Certain Matters.  Each of the Parties to this Agreement shall give prompt notice to the other Parties of the occurrence or non-occurrence of any event that would be reasonably likely to cause any representation or warranty made by such Party herein to be untrue or inaccurate or any covenant, condition or agreement contained herein not to be complied with or satisfied; provided that, any such disclosure shall not in any way be deemed to amend, modify or in any way affect the representations, warranties and covenants made by any Party in or pursuant to this Agreement.

3.9           Existing Supply Agreement.  Upon the occurrence of the Closing, the Existing Supply Agreement shall be terminated in accordance with its terms; provided that Section 9.4.3 will not apply to Purchaser and its Affiliates that are a party to the Existing Supply Agreement and the Escrowed Materials (as defined in the Existing Supply Agreement) referred to in Section 9.4.4 will be delivered to Purchaser.

3.10           Tax Matters.

(a)           GST, HST, Sales Taxes and Transfer Taxes.  In respect of the purchase and sale of the Purchased Assets under this Agreement, each Party shall pay direct to the appropriate Governmental Body all sales and transfer Taxes, registration charges and transfer fees payable by it provided that the Purchaser shall be solely responsible to pay property transfer tax on the registration of any conveyance of Real Property and, upon the reasonable request of a Party, the requested Party shall furnish proof of such payment except that Purchaser shall be liable for and shall pay to Seller an amount equal to any Tax payable by Purchaser and collectible by the Seller under the Excise Tax Act (Canada) and under any similar provincial or territorial legislation imposing a similar value-added or multi-staged Tax.

(b)           Goods and Services Tax and Harmonized Sales Tax Election. Pursuant to subsection 167(1) of Part IX of the Excise Tax Act (Canada) and any equivalent or corresponding provision under any applicable provincial or territorial legislation imposing a similar value added or multi-staged Tax, Purchaser and Seller shall jointly elect that no Tax be payable with respect to the purchase and sale of the Purchased Assets under this Agreement. Purchaser and Seller shall make such election(s) in prescribed form containing prescribed information and Purchaser shall file such election(s) in compliance with the requirements of the applicable legislation.

(c)           Income Tax Elections.  In accordance with the requirements of the Income Tax Act (Canada), the regulations thereunder, the administrative practice and policy of the Canada Revenue Agency and any applicable equivalent or corresponding provincial or territorial legislative, regulatory and administrative requirements, Purchaser and Seller shall make and file, in a timely manner, a joint election(s) to have the rules in subsection 20(24) of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable provincial or territorial tax legislation, apply to the obligations of Seller in respect of undertakings which arise from the operation of the Manufacturing Operations and to which paragraph 12(1)(a) of the Income Tax Act (Canada) applies. Purchaser and Seller acknowledge that Seller is transferring assets to Purchaser which have a value equal to the elected amount as consideration for the assumption by the Purchaser of such obligations of Seller.  Purchaser and Seller shall prepare and file their respective Tax returns in a manner consistent with the aforesaid elections.  If a Party fails to file its Tax returns in such manner, it shall indemnify and save harmless the other Party in respect of any resulting Taxes, legal and /or accounting expenses paid or incurred by the other Party.

(d)           Purchaser GST Registration. Prior to Closing, Purchaser shall be duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales and shall provide its registration number to Seller.

SECTION 4

EMPLOYEE MATTERS

4.1           Transferred Employees.  Each Business Employee shall receive an offer of employment from Purchaser or an Affiliate of Purchaser prior to the Closing Date, which offer shall be on terms and conditions no less favorable in the aggregate to such Business Employee than the terms and conditions provided to such Business Employee by the Seller or its Affiliates as of the date hereof.  The Purchaser or, as applicable, its Affiliate, shall, to the extent permitted by Purchaser’s or its Affiliate’s employee benefit plans and programs, recognize for all purposes the past service with Seller of each Transferred Employee. Each Business Employee who accepts the offer of employment pursuant to the prior sentence and commences employment with Purchaser or one of its Affiliates on the Closing Date is herein referred to as a “Transferred Employee”. Seller will cooperate with Purchaser in connection with Purchaser’s offers of employment to each Business Employee and shall not take any action with the intent to discourage any Business Employee from accepting Purchaser’s offer of employment.

4.2           Retention Liabilities and Incentives.  Seller and its Affiliates shall be solely responsible for all Liabilities and obligations related to (i) any outstanding equity awards or equity-related arrangements granted to a Transferred Employee by Seller or one of its Affiliates on or prior to such Transferred Employee’s commencement of employment with Purchaser or an Affiliate thereof, (ii) the payment of any cash retention and long and short-term incentive awards granted by Seller or one of its Affiliates and payable to a Transferred Employees on or before such Transferred Employee’s commencement of employment with Purchaser or an Affiliate thereof, in each case in accordance with the terms of the applicable Employee Benefit Plan, (iii) amounts earned by or owing to Business Employees prior to Closing, and (iv) any Business Employee who is not a Transferred Employee, including all liabilities in respect of termination and severance pay.

The provisions of this Section 4 are solely for the benefit of the Parties, and no Business Employee or other employee or former employee of Seller or any of its Affiliates or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Employee Benefit Plan or any employee benefit plan of Purchaser or any of its Affiliates for any purpose.  The Parties acknowledge and agree that nothing contained in this Agreement, including in this Section 4, shall require Purchaser or any of its Affiliates to maintain the employment of any Business Employee, except as required by applicable Law.

SECTION 5

CLOSING CONDITIONS

5.1           Purchaser Closing Conditions.  Purchaser’s obligation to consummate the transactions to occur at the Closing is subject to the satisfaction of the following conditions (which may be waived by Purchaser, in its sole discretion, in whole or in part):

(a)           Representations and Warranties.  Each representation and warranty of Seller set forth in this Agreement and any certificate or document delivered to Purchaser that is qualified as to materiality shall be true and correct in all respects, and each representation and warranty of Seller set forth in this Agreement and any certificate or document delivered to Purchaser that is not so qualified shall be true and correct in all material respects, in each case as of the Closing Date (except for representations and warranties that are made as of a particular date, which shall be so true and correct as of such date).

(b)           Performance.  Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c)           No Law or Order.  No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that remains in effect and would prevent or prohibit or make illegal the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or cause any of the transactions contemplated by this Agreement or the Ancillary Agreements to be rescinded following consummation.

(d)           No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event, occurrence or development or change that, individually or in the aggregate, would have a material adverse effect on the Manufacturing Operations taken as a whole.

(e)            Landlord Consents.   The consent of the landlords to transfer to Purchaser the leases in respect of the leased portions of the Real Property shall have been obtained on terms acceptable to Purchaser acting reasonably.

(f)           Shared Facilities Agreements.  Purchaser and Seller shall have executed, or reached substantial agreement on the terms of, the Shared Facilities Agreements.

5.2           Seller Closing Conditions.  Seller’s obligation to consummate the transactions to occur at the Closing is subject to the satisfaction of the following conditions (which may be waived by Seller in its sole discretion, in whole or in part):

(a)           Representations and Warranties.  Each of the representations and warranties of Purchaser set forth in this Agreement and any certificate or document delivered to Seller that is qualified as to materiality shall be true and correct in all respects, and each representation and warranty of Purchaser set forth in this Agreement and any certificate or document delivered to Seller that is not so qualified shall be true and correct in all material respects, in each case as of the Closing Date (except for representations and warranties that address matters as of a particular date, which shall be true and correct as of such date).

(b)           Performance.  Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them prior to or at the Closing.

(c)           No Law or Order.  No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that remains in effect and would prevent or prohibit or make illegal the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

SECTION 6

TERMINATION

6.1           Termination.  This Agreement may be terminated and the transactions contemplated by this Agreement and the Ancillary Agreements may be abandoned at any time prior to the Closing:

(a)           by duly authorized mutual written consent executed by each of Purchaser and Seller;

(b)           by Purchaser or Seller if a Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order that prevents or prohibits consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, and such Order shall have become final and non-appealable; and

(c)           by Purchaser or Seller, if the Closing shall not have occurred by March 31, 2017; provided, that the failure of the Closing to occur on or before such date did not result from the failure of the Party (including, for the avoidance of doubt, a failure by Seller Parent, in the case of Seller) seeking termination of this Agreement to fulfill any covenant or agreement that is required to be fulfilled by such Party prior to Closing.

6.2           Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, there shall be no Liability under this Agreement on the part of Purchaser, Seller Parent or Seller or any of their respective officers, directors, or stockholders, and all rights and obligations of any Party hereto shall cease, except for Liabilities arising from a material and intentional breach of this Agreement prior to such termination; provided, that the provisions of Section 9 shall survive the termination of this Agreement.

SECTION 7

SURVIVAL AND INDEMNIFICATION

7.1           Survival of Representations and Warranties.  All representations and warranties of the Parties contained in this Agreement shall survive the Closing Date.  Covenants and agreements of the Parties contained in this Agreement shall survive the Closing in accordance with their terms.

7.2           Seller Indemnification.  Subject to the provisions of this Section 7, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates, and their respective officers, directors, employees, agents, licensors, and their respective successors, heirs and assigns and representatives (the “Purchaser Indemnified Persons”), from and against, and will pay to Purchaser Indemnified Persons the amount of, any and all claims, threatened claims, damages, losses, suits, Proceedings, Liabilities, costs and expenses (including reasonable legal expenses, costs of litigation and reasonable attorney’s fees), interest, awards, penalties or judgments, whether for money or equitable relief, of any kind (collectively, “Losses and Claims”) as and when incurred by such Purchaser Indemnified Person in respect of a Third Party claim to the extent arising from or in connection with:  (i) any inaccuracy of any representation or warranty of Seller or Seller Parent contained in this Agreement, (ii) any breach of any covenant or agreement of Seller or Seller Parent contained in this Agreement, or (iii) any unassumed Liabilities or any fact, matter or circumstance arising in connection with the Purchased Assets prior to the Closing.

7.3           Purchaser Indemnification.  Subject to the provisions of this Section 7, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates, and their respective officers, directors, employees, agents, licensors, and their respective successors, heirs and assigns and representatives (the “Seller Indemnified Persons”), from and against, and will pay to Seller Indemnified Persons the amount of, any and all Losses and Claims as and when incurred by such Seller Indemnified Person in respect of a Third Party claim to the extent arising from or in connection with:  (i) any inaccuracy of any representation or warranty of Purchaser contained in this Agreement, (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement, or (iii) any fact, matter or circumstance arising in connection with the Purchased Assets after the Closing.

7.4           Indemnification Procedures.  A claim to which indemnification applies under this Section 7 shall be referred to herein as an “Indemnification Claim.”  If any Person or Persons (collectively, the “Indemnitee”) intends to claim indemnification under this Section 7, the Indemnitee shall notify the other Party (the “Indemnitor”) in writing promptly upon becoming aware of any claim that may be an Indemnification Claim (it being understood and agreed, however, that the failure by an Indemnitee to give such notice shall not relieve the Indemnitor of its indemnification obligation under this Agreement except and only to the extent that the Indemnitor is actually prejudiced as a result of such failure to give notice).  The Indemnitor shall have the right to assume and control the defense of the Indemnification Claim at its own expense with counsel selected by the Indemnitor and reasonably acceptable to the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel, with the reasonable fees and expenses to be paid by the Indemnitee, if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceedings.  If the Indemnitor does not assume the defense of the Indemnification Claim as aforesaid, the Indemnitee may defend the Indemnification Claim but shall have no obligation to do so.  The Indemnitee shall not settle or compromise the Indemnification Claim without the prior written consent of the Indemnitor, and the Indemnitor shall not settle or compromise the Indemnification Claim in any manner which would have an adverse effect on the Indemnitee’s interests, without the prior written consent of the Indemnitee, which consent, in each case, shall not be unreasonably withheld or delayed.  The Indemnitee shall reasonably cooperate with the Indemnitor at the Indemnitor’s expense.

7.5           Tax Indemnity.  Notwithstanding anything to the contrary in this Agreement, the Purchaser shall indemnify the Seller Indemnified Persons and save them fully harmless against, and will reimburse or compensate them for, any damages arising from, in connection with or related in any manner whatever to any GST/HST, penalties, interest and other amounts which may be assessed against the Seller as a result of the transactions contemplated by this Agreement not being eligible for the joint election referred to in Section 3.11(c) or as a result of the Purchaser’s failure to file such election within the prescribed time.

7.6           Limits for Notice of Claim for Breach of Representations and Warranties.

(a)           Notice by the Purchaser. No damages may be recovered from the Seller pursuant to Section 7.2 unless a notice of Indemnification Claim is delivered by the Purchaser in accordance with the timing set out below:

(i)           with respect to the representations and warranties in Sections 2.1 (a), (b), (c), (d), (e), (g) and (h) at any time after Closing;

(ii)           with respect to the representations and warranties in Section 2.1(o) at any time before the date that is Ninety (90) days after the relevant Governmental Bodies are no longer entitled to assess or reassess the Seller in respect of the Taxes in question, having regard, without limitation, to:

(A)           any waiver given by the Seller in respect of such Taxes; and

(B)           any entitlement of a Governmental Body to assess or reassess the Seller without limitation in the event of fraud or misrepresentation attributable to neglect, carelessness or wilful default;

(iii)           with respect to all other representations and warranties, on or before date that is two (2) years after Closing; and

(iv)           with respect to the representations and warranties in Section 2.1(m), on or before date that is seven (7) years after Closing.

(b)           Unless a notice of Indemnification Claim has been given in accordance with the timing set out in Sections 7.6(a)(ii), 7.6(a)(iii) or 7.6(a)(iv), with respect to the representations and warranties referred to in any such Section, the Seller shall be released on the date set out in Sections 7.6(a)(ii), 7.6(a)(iii) or 7.6(a)(iv), as applicable, from all obligations in respect of representations and warranties referenced in those Sections and from the obligation to indemnify the Purchaser Indemnified Persons in respect thereof pursuant to Section 7.2.

SECTION 8

DEFINITIONS

8.1           Definitions.

“Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables to the extent (and solely to the extent) related to the Manufacturing Operations as of the Closing arising out of the sale or other disposition of Tissue Products prior to the Closing.

“Affiliate” shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as in effect on the date hereof.

“Ancillary Agreements” means the Subscription Agreement and the Shared Facilities Agreements.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in Boston, Massachusetts or Vancouver, BC are authorized or obligated by Law or executive order to be closed.  For purposes of this Agreement (unless otherwise specified as a Business Day), the word “day” shall mean a calendar day.  Whenever any party hereto is required to provide notice, approval or otherwise respond within any specified period of Business Days, such period shall commence at 9:00 a.m. local time in the city specified in such party’s address for notice in Section 9.5 on the first whole Business Day of such period and shall expire at 5:00 p.m., local time in such city.

“Business Employees” means the employees of Seller or any of its Affiliates (a) who are primarily engaged in the conduct of the Manufacturing Operations in respect of the

Tissue Products that are the subject of the Existing Supply Agreement and (b) a reasonable proportion (to be mutually agreed in good faith by the Parties) of the employees of Seller or any of its Affiliates that are engaged in the conduct of both the Manufacturing Operations and the Seller’s and its Affiliates’ other businesses; provided, that the Parties acknowledge and agree that the total amount of Business Employees is expected to be approximately fifty-five (55) employees.

“Cash and Cash Equivalents” means all highly liquid investments with original maturities of less than 90 days when acquired, including cash, checks, money orders, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Body held by Seller or any of its Affiliates.

“Contract” means any agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, sales order, license, sublicense, insurance policy, benefit plan or other commitment, obligation or arrangement.

“Disclosure Schedule” means the disclosure schedule attached hereto, dated as of the date hereof, delivered by Seller to Purchaser in connection with this Agreement.

“Encumbrance” means any charge, claim, community property interest, condition, easement, covenant, contract, commitment, warranty, demand, encumbrance, equitable interest, lien, mortgage, charge, option, purchase right, pledge, security interest, deed of trust, hypothecation, assessment, levy, collateral assignment, right of first refusal, or other rights of third parties or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environmental Laws” means any Law pertaining to: (i) the protection of the environment (including air quality, surface water, groundwater, soils, subsurface strata, sediments, drinking water, noise, natural resources and biota) or human health and safety (but only with respect to exposure to Hazardous Materials); or (ii) the use, registration, management, generation, storage, treatment, recycling, disposal, discharge, transportation, Release, threatened Release, investigation or remediation of Hazardous Materials.

“Environmental Permits” means licenses, permits, approvals, certificates, registrations, restrictions and authorizations issued by or required from any Governmental Body, whether federal, state or local, domestic or foreign, issued under Environmental Laws.

“Existing Supply Agreement” means the Supply Agreement, dated as of November 15, 2010, by and between Sadra Medical, Inc. and Neovasc Inc., as amended.

“FDA” means the United States Food and Drug Administration.

“Governmental Body” means any:  (a) nation, state, province, county, city, town, village, district, or other jurisdiction of any nature; (b) national, federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, body, instrumentality or entity and any court, tribunal or judicial or arbitral body); (d) multi-national organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including notified bodies for purposes of the complying with the Medical Device Directive.

“Hazardous Materials” means pollutants, contaminants, toxic substances, hazardous substances or waste, pesticides, petroleum products, used or waste petroleum products, polychlorinated biphenyls and asbestos, greenhouse gases and any element, compound, chemical mixture or other substance that is defined or regulated under any applicable Environmental Law or determined or identified as hazardous or toxic under any applicable Environmental Law.

“Health Canada” the Canadian federal health authority known as Health Canada or any successor Canadian federal governmental authority performing similar functions.

“Intellectual Property” means, in any and all jurisdictions worldwide, all (a) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, (b) trademarks, service marks, domain names, internet websites, web pages, uniform resource locators, trade dress, trade names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, (c) works of authorship (including Software) and copyrights, and design rights therein and thereto, (d) databases and all rights therein and thereto, (e) confidential and proprietary information, including trade secrets, Know-How and invention rights, (f) rights of privacy and publicity, (g) registrations, applications, renewals and extensions for any of the foregoing in (a)-(f) (including provisional patent applications), and (h) any and all other proprietary rights, and all rights to sue for damages for infringement or misappropriation of the foregoing.

“Intellectual Property Rights” means any and all rights in and with respect to patents, copyrights, trademarks, Confidential Information, know-how, trade secrets, moral rights, contract or licensing rights, confidential and proprietary information protected under contract or otherwise under Law, and other similar rights or interests in intellectual or industrial property.

“Know-How” means all know-how, trade secrets, inventions, data, processes, techniques, procedures, compositions, devices, methods, formulas, protocols, product designs, technical specifications, documentation, instructions and information, whether or not patentable, which are confidential, including any chemical, biochemical, toxicological and scientific research information.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Body.

“Liabilities” means any and all liabilities and obligations, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including those arising under any Law or order of a Governmental Body, and those arising under any Contract, commitment or undertaking.

“Materials” means documentation describing the Know-How necessary to develop and manufacture (including testing of) Tissue Products, including sources of supplies, detailed manufacturing processes, tools and fixtures, testing methods, packaging, quality assurance steps and inspections, environmental conditions and shipping; provided, for the avoidance of doubt, that such documentation shall provide a sufficient level of detail to allow exact duplication of the manufacturing process with the exception of geographical location.

“Order” means any award, decision, injunction (preliminary, temporary or permanent), judgment, order, writ, decree, stipulation, determination, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

“Person” means any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including a Governmental Body.

“Proceeding” means any proceeding, action, arbitration, audit, hearing, investigation, litigation, inquiry, assessment with respect to fines or penalties, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any court or other Governmental Body or referee, trustee, arbitrator or mediator.

“Purchased Intellectual Property” means all Intellectual Property and/or any service, product, technology or process that is used, or useful, in connection with the manufacture of the Tissue Products that is not an Excluded Asset.

“Real Property” means the following:

Owned Real Property:

Parcel Identifier: 023-358-611
Legal Description:
STRATA LOT 20 SECTION 32 BLOCK 5 NORTH RANGE 5 WEST NEW WESTMINSTER
DISTRICT STRATA PLAN LMS2326
TOGETHER WITH AN INTEREST IN THE COMMON PROPERTY IN PROPORTION TO THE UNIT
ENTITLEMENT OF THE STRATA LOT AS SHOWN ON FORM 1

Parcel Identifier: 023-358-629
Legal Description:
STRATA LOT 21 SECTION 32 BLOCK 5 NORTH RANGE 5 WEST NEW WESTMINSTER
DISTRICT STRATA PLAN LMS2326
TOGETHER WITH AN INTEREST IN THE COMMON PROPERTY IN PROPORTION TO THE UNIT
ENTITLEMENT OF THE STRATA LOT AS SHOWN ON FORM 1

Parcel Identifier: 023-358-637
Legal Description:
STRATA LOT 22 SECTION 32 BLOCK 5 NORTH RANGE 5 WEST NEW WESTMINSTER
DISTRICT STRATA PLAN LMS2326
TOGETHER WITH AN INTEREST IN THE COMMON PROPERTY IN PROPORTION TO THE UNIT
ENTITLEMENT OF THE STRATA LOT AS SHOWN ON FORM 1

Leased Real Property:

Lease dated 6th day of August, 2015  between Onyx Tile Ltd. and Neovasc Inc. relating to the second floor of the building located on:
Parcel Identifier: 023-160-730
Legal Description:
STRATA LOT 12 SECTION 32 BLOCK 5 NORTH RANGE 5 WEST NEW WESTMINSTER
DISTRICT STRATA PLAN LMS2082

Lease dated May 1, 2015 between 555448 B.C. Ltd and Neovasc Inc. relating to:

Parcel Identifier: 023-160-748
Legal Description:
STRATA LOT 13 SECTION 32 BLOCK 5 NORTH RANGE 5 WEST NEW WESTMINSTER
DISTRICT STRATA PLAN LMS2082
TOGETHER WITH AN INTEREST IN THE COMMON PROPERTY IN PROPORTION TO THE UNIT
ENTITLEMENT OF THE STRATA LOT AS SHOWN ON FORM 1

“Release” means release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into or through the environment of any Hazardous Materials.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Specifications” means the specifications for the Tissue Products that are set forth in the most recent part number and revision level control drawing for the supply materials agreed to by the parties to the Existing Supply Agreement in writing.

“Tax” means any and all forms of taxation by any tax authority, whether international, national or local, including corporate income tax, capital tax, wage tax, real property tax, transfer taxes, registration tax, VAT, dividend withholding tax, environmental tax, divestment payments, custom duties, stock exchange tax, exercise tax or gift tax, including but not limited to penalties, interest and any other costs or expenses related to or associated with any tax matter and all contributions or premiums which are payable pursuant to industry or governmental social security regulations, including penalties, interest and any other costs or expenses relating to or associated with any social security matter.

“Third Party” means any Person other than Purchaser, Seller, and their respective Affiliates.

“Tissue Products” means advanced biological tissue products manufactured through the conversion of raw pericardial tissue from animal sources into sheets of implantable tissue that can be incorporated into medical devices, including fixated bovine pericardial tissue meeting the Specifications.

8.2           Additional Definitions.  The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

Agreement	Preamble
Bill of Sale	1.6(a)(i)
Business Licenses	1.1(e)
Closing Closing Date	1.6 1.6
Employee Benefit Plan	2.1(k)(i)
Excluded Assets	1.2
Indemnification Claim	7.4
Indemnitee	7.4
Indemnitor	7.4
Lease Agreement	3.5
Losses and Claims	7.2
Manufacturing Operations	Recitals
Parties	Preamble
Party	Preamble
Permitted Encumbrances	1.6(a)(iii)
Purchase Price	1.5
Purchased Assets	1.1
Purchaser	Preamble
Purchaser Indemnified Persons	7.2
Restricted Period	3.3
Seller	Preamble
Seller Indemnified Persons	7.3
Seller Parent	Preamble
Seller Permitted Activities	1.3

Definition	Location

Seller’s License	1.3
Shared Facility Agreements	3.5
Subscription Agreement	Recitals
Supply Agreement	3.5
Supply Contracts	1.1(d)
Transferred Employee	4.1

8.3           Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole; (d) the terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms and (e) all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America. Unless the context otherwise requires, references herein: (x) to Articles, Sections and  Disclosure Schedule mean the Articles and Sections of, and Disclosure Schedule attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedule referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if it were set forth verbatim herein.

SECTION 9

GENERAL

9.1           Expenses.  Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

9.2           Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).  The Parties specifically waive any rights and obligations under any applicable provisions of the United Nations Convention for the International Sale of Goods.

(b)           ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF DELAWARE, AND EACH PARTY IRREVOCABLY

SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.  SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT.  THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.2(c).

9.3           Entire Agreement.  This Agreement sets forth the entire agreement and understanding of the Parties relating to the subject matter hereof and supersedes all prior oral and written, and all contemporary oral, negotiations, agreements and understandings with respect to the same.

9.4           Seller Parent Guarantee.  Seller Parent hereby guarantees unconditionally each and every covenant and obligation, including all delivery obligations, of Seller under this Agreement.

9.5           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, facsimile, email or telex, or by registered or certified mail (postage prepaid, return receipt requested), to the other Party at the following address (or at such other address for which such Party gives notice hereunder):

If to Purchaser, to:

Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, Massachusetts 01752
Attention:  Robert Barmann, with a copy to: Chief Corporate Counsel
Facsimile:  [Redacted]
Email:  [Redacted]

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
Attention:  Clare O’Brien
Facsimile:  [Redacted]
Email:  [Redacted]

If to Seller or Seller Parent, to:

Neovasc Inc.
13562 Maycrest Way, Suite 5138
Richmond, BC, V6V 2J7 Canada
D:  [Redacted]
C:  [Redacted]
F:  [Redacted]
Email:  [Redacted]
www.neovasc.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, British Columbia, V7X 1L3
Attention:  Joseph Garcia
Facsimile:  [Redacted]
Email:  [Redacted]

9.6           Assignment and Binding Effect.  No Party may assign this Agreement, delegate its obligations or otherwise transfer licenses or other rights created by this Agreement, without the prior written consent of Purchaser, in the case of Seller or Seller Parent, or Seller, in the case of Purchaser, which consent shall not be unreasonably withheld; provided that Purchaser may assign this Agreement in whole or in part without such consent to an Affiliate resident in Canada or the United States; provided that Purchaser provides written notice to Seller of such assignment and the assignee thereof agrees in writing to be bound as such Party hereunder. Any assignment or transfer in violation of this Section 9.6 shall be void.  This Agreement shall inure to the benefit of, and be binding upon, the legal representatives, successors and permitted assigns of the Parties.

9.7           Partial Invalidity.  If any provision of this Agreement is held to be invalid by a court of competent jurisdiction, then the remaining provisions shall remain, nevertheless, in full force and effect.

9.8           No Waiver; Amendment.  No waiver of any term or condition of this Agreement shall be valid or binding on either Party unless agreed to in writing by the Party against which the waiver is effective.  The failure of any Party to enforce at any time any of the provisions of the Agreement, or the failure to require at any time performance by the other Parties of any of the provisions of this Agreement, shall in no way be construed to be a present or future waiver of such provisions, nor in any way affect the validity of any Party to enforce each and every such provision thereafter.  This Agreement may not be amended or modified except by the written agreement of the Parties.

9.9           Counterparts.  This Agreement may be executed in counterparts, facsimile or otherwise, each of which shall be deemed an original and all of which, taken together, shall constitute one instrument.

9.10           Specific Performance.  The Parties acknowledge that, in view of the uniqueness of the Manufacturing Operations and the transactions contemplated by this Agreement, the Parties would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that, in addition to all other remedies available at law or in equity, the other Parties shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other Parties, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Parties. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[End of Document]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed as of the date first written above.

BOSTON SCIENTIFIC CORPORATION

By:	Signed “Charlie Attlan”
	Name:	Charlie Attlan
	Title:	Senior Vice President, Corporate Business Development

NEOVASC MEDICAL INC.

By:	Signed “Neovasc Medical Inc.”
Name:
Title:

NEOVASC INC.

By:	Signed “Neovasc Inc.”
Name:
Title:

[Signature Page to Asset Purchase Agreement]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	December 13, 2016	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer